SO
3-16-04

04001697

Vf 3-4-04

ED STATES
:XCHANGE COMMISSION
;ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 27 2004
WASH. D.C. SECTION

SEC FILE NUMBER
8- 52540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trinity Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 West Ravine Court
(No. and Street)

Mequon	WI	53092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kirt Bjork (262) 241.9983
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

115 S. 84th Street, Suite 400	Milwaukee	WI	53214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS
3/23

OATH OR AFFIRMATION

I, Kirt Bjork, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trinity Distributors, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRINITY DISTRIBUTORS LLC

Mequon, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

December 31, 2003 and 2002

TRINITY DISTRIBUTORS LLC

TABLE OF CONTENTS

Virchow Krause & company

To the Member
Trinity Distributors LLC
Mequon, Wisconsin

We have audited the accompanying statements of financial condition of Trinity Distributors LLC as of December 31, 2003 and 2002 and the related statements of income and member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trinity Distributors LLC as of December 31, 2003 and 2002 and the results of its operations, changes in its member's equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 9, 2004

TRINITY DISTRIBUTORS LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2003

ASSETS

	2003	2002
CURRENT ASSETS		
Cash and cash equivalents	$ 17,367	$ 43,805
OFFICE EQUIPMENT (NET)	19,852	24,754
TOTAL ASSETS	$ 37,219	$ 68,559

LIABILITIES AND MEMBER'S EQUITY

	2003	2002
CURRENT LIABILITIES		
Accounts payable	$ 2,682	$ 5,614
MEMBER'S EQUITY	34,537	62,945
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 37,219	$ 68,559

See accompanying notes to financial statements.

TRINITY DISTRIBUTORS LLC

STATEMENTS OF INCOME AND MEMBER'S EQUITY
Years Ended December 31, 2003 and 2002

	2003	2002
COMMISSION REVENUE	$ 510,468	$ 970,269
OPERATING EXPENSES		
Consulting fees	176,893	445,539
Travel expenses	49,561	66,363
Marketing expense	34,756	37,772
Professional fees	43,200	40,726
Telephone expense	12,087	10,809
Depreciation expense	8,802	8,222
Miscellaneous expense	7,567	9,390
Regulatory fees and licenses	674	8,953
Supplies	9,935	6,100
Insurance expense	9,962	8,250
Total operating expenses	353,437	642,124
Operating Income	157,031	328,145
OTHER INCOME		
Interest income	52	113
NET INCOME	157,083	328,258
MEMBER'S EQUITY - Beginning of Year	62,945	44,687
Distributions	(185,491)	(310,000)
MEMBER'S EQUITY - END OF YEAR	$ 34,537	$ 62,945

See accompanying notes to financial statements.

TRINITY DISTRIBUTORS LLC

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 157,083	$ 328,258
Adjustments to reconcile net income to net cash flows from operating activities		
Depreciation	8,802	8,222
Changes in operating assets and liabilities		
Accounts payable	(2,932)	5,614
Net Cash Flows from Operating Activities	162,953	342,094
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(3,900)	(11,119)
Net Cash Flows from Investing Activities	(3,900)	(11,119)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(185,491)	(310,000)
Net Cash Flows from Financing Activities	(185,491)	(310,000)
Net Change in Cash and Cash Equivalents	(26,438)	20,975
CASH AND CASH EQUIVALENTS - Beginning of Year	43,805	22,830
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 17,367	$ 43,805

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Trinity Distributors LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a Wisconsin limited liability corporation formed on October 15, 1998 for the purpose of conducting business as an independent investment sales and marketing firm. The Company is registered as a broker-dealer in Wisconsin, Illinois, and Florida.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Reserves and Custody of Securities

For transactions in mutual fund shares, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items, (k)(2)(i) requires that the Company limit its business to the distribution of mutual funds. The Company does not hold customer funds or safekeep customer securities.

As a result of the above paragraph, the Company is exempt from the remaining provisions of Rule 15c3-3.

Office Equipment

Office equipment is stated at cost. Major expenditures for office equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Office equipment is recorded at cost and depreciated using the straight-line method over its estimated useful lives. For income tax reporting purposes, depreciation is calculated using applicable accelerated methods. The useful lives of office equipment for purposes of computing depreciation is 5 - 7 years.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including office equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such losses.

Commission Revenue

The Company recognizes revenue at the time the commissions are received.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company's net income is included on the income tax return of its single member; therefore, no provision for income taxes is included.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003 and 2002, respectively, the Company had net capital of $14,470 and $37,978 and net capital requirement of $5,000. The Company's net capital ratio as of December 31, 2003 and 2002, respectively, was 0.18 to 1 and 0.15 to 1.

NOTE 3 - Office Equipment

The major categories of office equipment at December 31 are summarized as follows:

	Depreciable Lives	2003	2002
Computer equipment	5 yrs.	$ 37,089	$ 34,124
Furniture and fixtures	7 yrs.	10,719	9,785
Total Office Equipment		47,808	43,909
Less: accumulated depreciation		(27,953)	(19,155)
Net Office Equipment		$ 19,852	$ 24,754

SUPPLEMENTAL INFORMATION

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL FINANCIAL INFORMATION

To the Member
Trinity Distributors LLC
Mequon, Wisconsin

We have audited the accompanying financial statements of Trinity Distributors LLC as of and for the year ended December 31, 2003 and 2002 and have issued our reports thereon dated February 9, 2004 and February 13, 2003. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental financial information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 9, 2004

TRINITY DISTRIBUTORS LLC

SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
December 31, 2003 and 2002

	2003	2002
AGGREGATE INDEBTEDNESS		
Account payables	$ 2,682	$ 5,614
Total Aggregate Indebtedness	$ 2,682	$ 5,614
Minimum required net capital	$ 179	$ 374
NET CAPITAL		
Member's equity	$ 34,537	$ 62,945
Deductions:		
Haircuts on investments	(215)	(213)
Non-allowable office equipment	(19,852)	(24,754)
Net Capital	14,470	37,978
Net capital requirement (Minimum)	5,000	5,000
Capital in excess of minimum requirement	$ 9,470	$ 32,978
Ratio of aggregate indebtedness to net capital	0.18 to 1	0.15 to 1

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Trinity Distributors LLC
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedule of Trinity Distributors LLC (the Company), for the year ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 9, 2004